Mail Stop 3561

January 28, 2008

By U.S. Mail and facsimile to (504) 576-2776

J. Wayne Leonard
Chairman and Chief Executive Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

> **Re: Entergy Corporation**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 1-11299**

Dear Mr. Leonard:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

Sincerely,

Ellie Quarles
Special Counsel

cc: Paul A. Castanon
          Associate General Counsel and
           Assistant Corporate Secretary